June 15, 2012	Jessica Reece (617) 235-4636 jessica.reece@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Brion Thompson, Esq.

Re:	PCM Fund, Inc. (“Registrant” or “Fund”)

File No. 811-07816 — Responses to Comments on Preliminary Proxy Statement

Dear Mr. Thompson:

On May 23, 2012, the Fund filed a preliminary proxy statement (the “Proxy Statement”) pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934. The Proxy Statement relates to a meeting of shareholders of the Fund called for the purpose of submitting to Fund shareholders the following proposals: (1) to elect Directors of the Fund, each to hold office for the term indicated and until his or her successor shall have been elected and qualified, (2) to amend and restate the Fund’s current fundamental investment policy regarding industry concentration (the “Proposed New Policy”), and (3) to transact such other business as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

In telephone conversations on June 11 and 13, 2012, you provided us with the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Proxy Statement. On June 14, 2012, we had an additional telephone conversation with Michael Shaffer of the Staff to receive further clarification regarding the comments and to discuss proposed changes to be made to the Proposed New Policy and related disclosure in the Proxy Statement.

Summaries of the Staff’s comments and the Fund’s responses are set forth below. Defined terms used and not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.

General

1.	Comment: Please revise the “Proposed New Policy” in Proposal 2 to remove the term “other asset-backed securities” from the second sentence of the Policy.

Response: The Registrant has removed the requested language from the Proposed New Policy.

2.	Comment: Please remove the following sentence from the discussion regarding the Proposed New Policy in the Proxy Statement. You indicated that the Fundamental Policy itself is clear that it applies only “under normal circumstances” (as that phrase is typically applied to investment policies of registered investment companies) and, in this regard, that the sentence below is confusing as to its scope:

“It would not be a violation of the policy in the second sentence of the Proposed New Policy if the Fund has less than 25% of its total assets invested in privately-issued mortgage-related securities and other investments that PIMCO determines have the same primary economic characteristics at a time when the market for privately-issued mortgage-related securities is inactive or ceases to exist in sufficient volume, such that it is not reasonably practicable for the Fund to invest 25% or more of its total assets in privately-issued mortgage-related securities in the best interests of the Fund.”

Response: The Registrant has removed the noted sentence from the Proxy Statement.

3.	Comment: Please revise the “Proposed New Policy” in Proposal 2 to remove the following phrase: “and other investments that the Fund’s investment adviser or sub-adviser determines have the same primary economic characteristics” from the second sentence of the Policy.

Response: The Registrant has removed the requested language from the second sentence of the Proposed New Policy.

As we indicated to you and Mr. Shaffer during the above-noted telephone conversations, one purpose of proposing the Proposed New Policy to Fund shareholders at this time is to ensure that the policy and related disclosure are acceptable to the Staff in the event that the Fund pursues a follow-on offering of shares in the future requiring a registration statement subject to Staff review and that must be declared effective by the Commission. Based on our discussions, we are proceeding on the understanding that the responses to the Staff’s comments summarized above regarding the Proposed New Policy and related disclosure are acceptable to the Staff and would not be the subject of further comments/objections if the Fund includes the same in a subsequent registration statement. We ask that you inform us as soon as possible if that is not the case so as to avoid a situation where Fund shareholders are solicited and approve the Proposed New Policy and it is later deemed by the Staff to be objectionable for some reason.

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Tandy Representation

As requested, on behalf of the Fund, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

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Please do not hesitate to call me (at 617-235-4636) or David C. Sullivan (at 617-951-7362) if you have any questions or require additional information.

Kind regards,

/s/ Jessica Reece

Jessica Reece, Esq.

cc:	Brian Shlissel

Thomas J. Fuccillo, Esq.

Wayne Miao, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.